

June 7, 2011

Mr. Gregory I. Frost, Ph.D.
President and CEO
Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road,
San Diego, CA 92121

> **Re: Halozyme Therapeutics, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 1-32335**

Dear Mr. Frost:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses

Research and Development, page 29

1. You disclose that 26% and 17% of your research and development expenses were associated with the development of your ultrafast insulin and PEGPH20 product candidates, respectively. Please provide us proposed disclosure to be included in future periodic reports of the research and development expenses incurred during each period presented on these projects. In your proposed disclosure, also describe the nature of each other significant research and development expense beyond those for ultrafast insulin and PEGPH20 that are necessary to reconcile to total research and development expenses for each period presented.

Contractual Obligations, page 36

2. You disclose that your purchase obligations of $30.7 million include outstanding purchase orders for outsourced research and development services for various preclinical and clinical programs, for the manufacturing of your products for clinical and commercial use and other recurring purchases and services made in the normal course of business. Please provide us proposed disclosure to be included in future periodic reports that shows each of these three categories of purchase obligations separately in your contractual obligation table. Also, reconcile for us these purchase obligations to those you disclose in Note 8 to your financial statements and if necessary, propose additional disclosure.

Financial Statements

Note 9. Income Taxes, page F-19

3. You computed your provision for income taxes from 2005 to 2010 based on a federal income tax rate of 34%. Please tell us why you used the 34% tax rate instead of the top marginal corporate statutory tax rate of 35%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant